UBS V10 Currency Index with Volatility Cap

The UBS V10 Currency Index with Volatility Cap (the "Index") is a proprietary index, developed and sponsored by UBS AG that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short these selected currencies using foreign exchange forward contracts against USD with tenors up to approximately six months. In lower volatility environments, this trading strategy goes long the three highest yielding G10 currencies and short the three lowest yielding G10 currencies, which is commonly referred to as the carry trade. In higher volatility environments, the strategy reverses this carry trade. The selection of the currencies and the direction of the carry trade are rules-based and are determined on a daily basis. If USD is one of the three highest or lowest yielding currencies, then forward contract positions are taken in only five currencies.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Index benefits at a glance	Hypothetical and actual Index performance
♦    Access to a transparent and systematic currency trading strategy which has proven successful in both live and back-tested results
♦    Volatility filter reverses the carry trade in higher volatility environments
♦    Designed to achieve low volatility and low correlation to traditional asset classes such as bonds and stocks

	Annualized returns	13.93%
	Annualized volatility	9.51%
	Sharpe ratio	1.46
	Calmar ratio	0.79
	Maximum drawdown	17.57%
	Consecutive months in maximum drawdown period	4
Index risks at a glance	Correlation with S&P 500	0.110
	Correlation with Barclays Agg.	-0.087
♦    The level of the Index may be influenced by a number of unpredictable factors
♦    The Index's trading strategy is designed based on historical phenomena occurring in the currency markets. There can be no assurance that such phenomena will continue to occur in the future

Source: Bloomberg, UBS Investment Bank. Index performance data from 01/01/98 through 09/30/10 (01/01/98 through 05/06/09 predates the introduction of the Index and is hypothetical performance and 05/07/09 through 09/30/10 is actual).

Certain assumptions were made in the retrospective calculation that may have affected the Index’s hypothetical performance during this period.  There can be no assurance that the Index would have performed in this manner, had it existed at the time.

Sharpe ratio measures an investment's excess return divided by its volatility. Calmar ratio measures an investment's annual excess return divided by its maximum drawdown. Maximum drawdown means the greatest negative performance over any series of consecutive business days within the given time period. Consecutive months in maximum drawdown period are the number of months between the date of maximum drawdown and historic peak of index up to date of maximum drawdown.

Correlation of the Index with the S&P 500 Total Return Index ("S&P 500", SPXT <Index>) and with the Barclays Aggregate Bond Index ("Barclays Agg.", LBUSTRUU <Index>) is calculated based on month-end hypothetical/historical values from 01/01/1998 through 09/30/2010.

SPXT & LBUSTRUU indices are total return indices which are converted to excess return indices by subtracting the 3-month U.S. Treasury rate (USGG3M <Index>) for the purpose of calculating correlations.

Strategy rationale	Index comparison
According to the uncovered interest rate parity theory, an investor should not be able to generate sustained profits by borrowing in a low interest rate currency, lending in a higher interest rate currency and leaving the foreign exchange exposure unhedged. The low yielding currency should appreciate sufficiently relative to the high yielding currency to eliminate the profit. Historically, however, low yielding currencies have not appreciated on average as high as their forward rates would have predicted, giving rise to the forward rate bias phenomenon and the profitability of the simple carry trade. Although this has been historically true, there is no assurance that it will be true in the future.
The Index implements a basic carry trade using G10 currencies and employs a volatility filter to try to minimize extended periods of negative performance. Although the simple carry trade tends to work well in more stable market environments, it has suffered significant negative performance in volatile market environments. Because implied volatility typically spikes before actual volatility does, the Index reverses the carry trade when a measure of the implied volatility for the G10 currencies increases above a threshold. The result is that the Index will track a long carry trade when implied volatility is relatively low and track a reverse carry trade when implied volatility is relatively high.
Finally, the Index includes a deleveraging mechanism that reduces its allocation to the trading strategy if the trading strategy experiences historical volatility above a certain defined level. This deleveraging mechanism is intended to make the Index attractive for options based strategies, including structured investments, by reducing the risk and cost of hedging.

Source: Bloomberg, UBS Investment Bank (09/18/00 to 09/30/10). Scaled to 100.
Certain assumptions were made in the retrospective calculation that may have affected the Index’s hypothetical performance during the periods.  There can be no assurance that the Index would have performed in this manner, had it existed at the time.

The data for the Index for the periods prior to its inception on May 6, 2009 is pro forma and is derived by using the Index’s calculation methodology with historical prices. The Barclays Capital Intelligent Carry Index and the Deutsche Bank USD Currency Harvest G10 Index are long-only carry trade indices.

Past performance is not indicative of future performance.

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information.  Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/).  An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270).  In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.  UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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